May 21, 2009
VIA FAX and EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 26, 2009
File Number: 1-34177
Dear Mr. Spirgel:
Set forth below are Discovery Communications, Inc.’s (“Discovery” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter, dated May 7, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. For ease of reference, we have repeated the Staff’s comments preceding each response. The comments are numbered to correspond to the comments set forth in the Comment Letter.
Introduction, page 37
1.	Comment:

We note your response to prior comment 2. As previously requested, revise your disclosures in future filings to explain how the 2007 As Adjusted results of operations presentation was derived, why you believe the presentation is relevant to investors, and any potential risks associated with using such presentation.

Response:

We note the Staff’s comment and in future filings we will revise our disclosure in response to the comment.
Operating Division Results, page 47
2.	Comment:

We note your response to prior comment 3. Please expand your proposed disclosures to discuss how you evaluated Adjusted OIBDA to analyze each of your segment’s operating performance.

Response:

We note the Staff’s comment and in future filings we will revise our disclosure in response to the comment.

May 21, 2009

3.	Comment:
We note your response to prior comment 5. Please revise your proposed disclosures to address our prior comments and the following comments by reporting unit. We believe your proposed disclosures by reportable segment are not appropriate.
•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Due to a decline in the global economic environment, we note that you made changes to certain of your assumptions utilized in the discounted cash flow model for 2008 as compared to the prior year. In this regard:
(a)	Provide a discussion of your historical growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

(b)	Disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

(c)	In view of the current global economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.
Response:
In future filings we will revise our disclosure in response to the Staff’s comment. Below is our goodwill disclosure, marked to illustrate how we propose to revise our disclosure.
On September 17, 2008, we were formed as a result of DHC and Advance/Newhouse Programming Partnership (“Advance/Newhouse”) combining their respective interests in DCH and exchanging those interests with the Company (the “Newhouse Transaction”). The Newhouse Transaction provided, among other things, for the combination of DHC’s 66 2/3% interest with Advance/Newhouse’s 33 1/3% interests in DCH.
For financial reporting purposes, we are the successor reporting entity to DHC. Because there is no effective change in ownership, in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements, paragraph 11, both DHC and DCH have been consolidated in our financial statements as if the transaction had occurred January 1, 2008. Our critical accounting policies were adopted from DCH following the Newhouse Transaction. For purposes of analyzing DCI’s critical accounting policies, we present associated 2008 financial information consistent with our financial statement presentation and present associated 2007 financial information consistent with the financial statement presentation of DCH.
The majority of our goodwill balance is the result of the Newhouse and Cox transactions in 2008 and 2007, respectively. As a result of the Newhouse Transaction, we allocated $1.8 billion of goodwill previously allocated to DHC’s equity investment in DCH and $251 million of goodwill for the basis differential between the carrying value of DHC’s and Advance/Newhouse’s investments in DCH to our reporting units. The formation of DCH as part of the Cox Transaction required “pushdown” accounting of each shareholder’s basis in DCH. The result was the pushdown of $4.6 billion of additional goodwill previously recorded on the investors’ books to DCH reporting units.
We performed our annual goodwill impairment testing in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangibles Assets (“FAS 142”) on November 30, 2008. Under the guidelines established by FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”), we have aggregated our operating segments into the following three reportable segments: U.S. Networks, International Networks, and Commerce, Education, and Other. However, the goodwill impairment analysis, under the requirements of FAS 142, is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined in FAS 131. ~~Generally our reporting units represent our largest individual networks within the U.S. Networks reportable segment, territories within our International Networks reportable segment, and the individual components of our Commerce, Education and Other reportable segment.~~

May 21, 2009

~~The balances as of December 31, 2008 in the table below are included in Note 10 to the financial statements and.~~ The following table presents our goodwill balances, by reporting unit, as of December 31, 2008 and 2007. The December 31, 2008 goodwill balances for each reportable segment agree to Note 10 to the consolidated financial statements. The December 31, 2007 balances ~~are~~ have been included for comparative purposes ~~Total goodwill for 2007~~ and agree in total to the consolidated goodwill balance included in the Rule 3-09 financial statements of the significant subsidiary, DCH. ~~A summary of the goodwill balance as of December 31, by reportable segment is as follows:~~

	As of December 31,
	2008	2007
	(amounts in millions)
Discovery Channel	$2,284	$1,507
TLC	1,551	1,063
Animal Planet	313	229
Other U.S. Networks	1,421	1,263

U.S. Networks	5,569	4,062

U.K.	181	181
EMEA	693	397
Latin America	230	55
Asia Pacific	164	130
Antenna Audio	5	6

International Networks	1,273	769

Commerce	22	21
Education	16	18
Creative Sound Services	11	—

Commerce, Education, and Other	49	39

Total Goodwill	$6,891	$4,870

We utilized a discounted cash flow (“DCF”) model and market approach, ~~weighted equally,~~ to estimate the fair value of our reporting units. The discounted cash flow model utilizes projected financial results for each reporting unit. The projected financial results are created from critical assumptions and estimates which are based on management’s business plans and historical trends. The market approach relies on data from publicly traded guideline companies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, and relevant comparable company earnings multiples.
A summary of the critical assumptions utilized for our annual impairment tests in 2008 and 2007 are outlined below ~~by reportable segment~~. We believe ~~the segment~~ this information coupled with our sensitivity analysis considering reporting units whose fair value would not exceed carrying value following a hypothetical reduction in fair value of 10% and 20% provide relevant information to understand our goodwill impairment testing and evaluate our goodwill balances.
During 2008, there were no significant changes in our reporting units. However, as a result of the Newhouse Transaction we allocated $2.0 billion of goodwill to our reporting units. For the annual goodwill impairment test performed on November 30, 2008, we did not significantly change the methodology from 2007 to determine the fair value of our reporting units. Due to the decline in ~~a~~ the global economic environment, we made changes to certain of the assumptions utilized in the discounted cash flow model for 2008 compared with the prior year. For instance, generally we increased discount rates and assumed lower growth rates in our 2008 discounted cash flow calculations. Our assumed growth rates in 2008 were also lower than historical growth rates. The following is a summary analysis of the significant assumptions used in our DCF model ~~by reportable~~

May 21, 2009

~~segment~~, as well as a sensitivity analysis on the impact of changes in certain assumptions to our overall conclusion concerning impairment of our goodwill balances.
Discount rate: The discount rate represents the expected return on capital. Each of the U.S. Networks’ reporting units generally used a discount rate of 12% for 2008, which represents an increase from a rate of 11% utilized in 2007. The International Networks’ reporting units’ discount rates were a weighted average of 16% and 14% for the years 2008 and 2007, respectively. For our remaining reporting units, discount rates were a weighted average of 15% for the years 2008 and 2007. We used the average interest rate of a 20 year government security over a one year period to determine the risk free rate in our weighted average cost of capital calculation. The difference between our discount rate and the risk free rate was 8% and 7% in 2008 and 2007, respectively.
Growth assumptions: Projected annual growth is primarily driven by assumed advertising sales and cable subscriber trends offset by expected expenses. Other considerations include historical performance and anticipated economic conditions for the current period and long term.
We use a five year period of assumed cash flows to assess short-term company net free cash flow for our DCF calculation. The projected revenue growth for the U.S. Networks’ reporting units was a weighted average of 5% for the 2008 DCF calculation, compared with 8% in 2007. U.S. Networks experienced actual revenue growth of 10% in 2008 and 2007, when adjusted for the spin-off of the Travel Channel. The projected expense growth for the U.S. Networks’ reporting units was a weighted average of 5% in 2008, compared with 3% in 2007. The projected revenue growth for the International Networks’ reporting units was a weighted average of 7% for the 2008 DCF calculation, compared with 11% in 2007. International Networks experienced actual revenue growth of 12% and 13% in 2008 and 2007, respectively. The projected expense growth for the International Networks’ reporting units was a weighted average of 6% in 2008, compared with 7% in 2007. The projected revenue growth for our other reporting units was a weighted average of 4% for the 2008 DCF calculation, compared with 8% in 2007. Other reporting units experienced an actual revenue decline of 19% and an increase of 39% in 2008 and 2007, respectively. The historical revenue decline for our other reporting units in 2008 is not relevant due to one time items and the closure of retail stores in the third quarter of 2007. The projected expense decline for other reporting units was 1% in 2008, compared with increases of 4% in 2007.
We used a weighted average terminal value growth rate of 4% and 5% for the U.S. Networks’ reporting units in our 2008 and 2007 DCF calculations, respectively. We used a weighted average terminal value growth rate of 5% and 6% for the International Networks’ reporting units in our 2008 and 2007 DCF calculations, respectively. We used a weighted average terminal value growth rate of 7% and 5% for our other reporting units in our 2008 and 2007 DCF calculations, respectively. The terminal values used in our DCF model are calculated using the dividend discount model. As a result, the terminal values used for our reporting units are a function of their respective discount rates and terminal value growth rates.
Market approach assumptions: We used both an Earnings Before Interest Depreciation and Amortization (“EBITDA”) and price per subscriber multiples to estimate fair value using a market approach. The U.S. Networks’ reporting units’ EBITDA multiples ranged from 12 to 6 and from 14 to 4 for 2008 and 2007, respectively. The International Networks’ reporting units’ EBITDA multiples ranged from 15 to 6 and from 18 to 12 for 2008 and 2007, respectively.
The U.S. Networks’ reporting units made up 75% and 79% of the fair value of our Company in 2008 and 2007, respectively. At the date of impairment testing, the carrying value of our U.S. Networks’ reporting units made up 77% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007. The International Networks’ reporting units made up 23% and 20% of the fair value of our Company in 2008 and 2007, respectively. The carrying value of the International Networks’ reporting units made up 22% and 23% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007, respectively. The fair value of our other reporting units made up 2% and 1% of the fair value of our Company in 2008 and 2007,

May 21, 2009

respectively. The carrying value of our other reporting units made up 1% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007, respectively.
Sensitivity Analysis: In order to analyze the sensitivity our assumptions have on our overall impairment assessment, we determined the impact that a hypothetical 10% and 20% reduction in fair value would have on our conclusions.
•	There were no reporting units for which a 10% decline in fair value would result in the reporting unit’s carrying value to be in excess of its fair value.

•	The fair values of the U.K. and the Other U.S. Networks reporting units do not exceed their carrying values by 20%. A hypothetical 20% reduction in fair value of these reporting units results in carrying values in excess of fair value by 9% and 4%, respectively. The goodwill balance attributable to these two reporting units is $1.6 billion in 2008. A 100 basis point change in the discount rate used for these two reporting units results in a weighted average 8% decline or 11% rise in fair value. A 50 basis point change in long-term growth rates used for these two reporting units results in a weighted average 4% decline or rise in fair value.
Reductions of 36% and 34% in the fair value of our largest reporting units (in terms of fair value), Discovery and TLC, respectively, would result in their carrying values exceeding their fair values.
If changes in the fair value of our reporting units caused the carrying value of a reporting unit to exceed its fair value, the second step of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.
Impairment testing: We will perform our annual impairment testing of goodwill November 30, 2009, unless there is a triggering event, which would require the performance of impairment testing before our annual impairment testing date. We monitor our anticipated operating performance to ensure that no event has occurred requiring goodwill impairment testing. As part of our annual impairment testing or any interim impairment test deemed necessary, we will evaluate whether our assumptions and methodologies require changes as a result of the current global economic environment.
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Should you have any questions regarding this matter, please contact me at (240) 662-7579.
Discovery Communications, Inc.

/s/ Thomas R. Colan Thomas R. Colan Executive Vice President and Chief Accounting Officer

cc:	David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.
Bradley E. Singer, Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.
Joseph A. LaSala, Jr., Senior Executive Vice President, General Counsel and Secretary, Discovery Communications, Inc.
Michael Henderson, Staff Accountant, Securities and Exchange Commission
Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission
Kyle Moffett, Accounting Branch Chief Division of Corporation Finance, Securities and Exchange Commission
Wayne Jackson, Partner, PricewaterhouseCoopers LLP